



12011566

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65801

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/11_____ AND ENDING_____12/31/11_____

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Park Group LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

183 Madison Avenue, 8th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mir Arif   (212) 776-1981

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Mir Arif   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
  Madison Park Group LLC   , as
of December 31   , 2011, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

                No Exceptions

2/6/12

Jenny Rodriguez
Notary Public

[Signature]
Signature

Managing Director
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Madison Park Group LLC
Contents
December 31, 2011




Independent Auditors' Report

To the Managing Member
Madison Park Group LLC

We have audited the accompanying statement of financial condition of Madison Park Group LLC (the "Company") as of December 31, 2011, that you filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Madison Park Group LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 21, 2012

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

WEISERMAZARS LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.


GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Madison Park Group LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash	$	41,568
Fixed assets, net of accumulated depreciation of $21,376		59,049
Prepaid and other assets		178,979
Total assets	$	279,596

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	34,593

Commitment

Member's equity

Member's equity		245,003
Total liabilities and member's equity	$	279,596

The accompanying notes are an integral part of this financial statement.

Madison Park Group LLC
Notes to Financial Statement
December 31, 2011

1. **Business**

   Madison Park Group LLC (the "Company") is registered as a broker-dealer with the Securities Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is involved in the sale of securities for its clients by providing investment banking services and financial advisory and capital-raising services, principally related to mergers and acquisitions advice and equity private placements.

   The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

   A member of a limited liability company is not personally liable for the debts, obligations or other liabilities of the limited liability company by reason of being such a member.

2. **Summary of Significant Accounting Policies**

   Revenue and Expense Recognition
   Investment banking and consulting fees are recorded when the underlying transaction is consummated.

   Income Taxes
   As a single member limited liability company, the Company does not incur any liability for federal or state income taxes since all income, deductions and credits are reportable by its member.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Fixed Assets
   Fixed assets are recorded at cost and are depreciated under the straight-line method over the estimated useful lives of the assets.

   Concentration of Risk - Cash
   The Company maintains its cash balances in one major financial institution which, at times, may exceed the $250,000 federally-insured limits.

3. **Major Customers**

   For the year ended December 31, 2011, the Company had 5 major customers.

4. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2011 is as follows:

		Estimated Useful Lives
Furniture and fixtures	$ 70,732	7 years
Equipment	9,693	3-5 years
	80,425	
Less accumulated depreciation	21,376	
Property and equipment, net	$ 59,049	

5. Commitment

Operating Lease

In 2011, the Company entered into a lease to rent office space in New York, NY under a non-cancelable lease agreement, expiring on December 31, 2016. Future minimum rental payments under the above lease are as follows:

Year Ending December 31,	Amount
2012	$ 116,598
2013	119,513
2014	122,501
2015	125,564
2016	128,703
	$ 612,879

6. Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2011, the Company has net capital of $6,975, which is $1,975 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $34,593. The Company's ratio of aggregate indebtedness to net capital is 4.96 to 1 at December 31, 2011.

7. Subsequent Events

The Company has evaluated subsequent events through February 21, 2012, the date the financial statements were available for issuance.